EXHIBIT 1(h)

FOR IMMEDIATE RELEASE

                 CHESAPEAKE SENDS LETTER TO SHOREWOOD DIRECTORS
             INDICATES WILLINGNESS TO NEGOTIATE PRICE AND STRUCTURE

(RICHMOND, VA--NOVEMBER 22, 1999) Thomas H. Johnson, President and CEO of Chesapeake Corporation (NYSE: CSK), today sent the following letter to each of the directors of Shorewood Packaging Corporation (NYSE: SWD) regarding Chesapeake's proposal to acquire Shorewood for $16.50 per share in cash:

                                November 22, 1999

The Board of Directors
Shorewood Packaging Corporation
277 Park Avenue
New York NY  10172

Ladies and Gentlemen:

We were disappointed to learn of your rejection of our fully-financed proposal to acquire Shorewood at $16.50 per share, representing a substantial premium to your current market price. We continue to believe that a combination of our businesses under Chesapeake's leadership would be in the best interests of our respective shareholders, employees and customers.

Your President, Mr. Liebman, was quoted in THE WALL STREET JOURNAL as saying that you are prepared to consider an offer at the "right price." While we believe that our $16.50 proposal represents a full valuation, we wish to reiterate that we are prepared to commence immediate good faith negotiations regarding our proposal. Our offer is based on publicly available information, and we remain open to the possibility that we may be able to increase our offer with appropriate due diligence and access to your business plan. We also stand ready to discuss alternatives to an all-cash structure that may offer a tax-advantaged alternative for your shareholders.

Given the importance to your stockholders of our continued interest and our willingness to negotiate price and structure, we are issuing a press release today concerning the subject of this letter.

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We look forward to your prompt response, and to commencing good faith negotiations regarding our proposal.
                                   Sincerely,


                                   /s/ Thomas H. Johnson
                                   ---------------------
                                   Thomas H. Johnson

THJ:shh

Johnson commented that he hoped Shorewood's board, upon receiving the letter, would realize the promising opportunities that could be created through a combination of the companies under Chesapeake's leadership. "Under our proposal, the combined company would have a strong balance sheet with financial and management capabilities to compete and grow globally. Chesapeake has a proven track record as a global consolidator with successful integration of acquired businesses."

Johnson continued, "Chesapeake Corporation's international strength is important, because we believe that global consolidation to offer multinational customers one-stop business solutions will drive our business in the next century. Chesapeake has an experienced international management team in place to operate a global packaging and merchandising company."

Johnson also cited Chesapeake's multiple leadership positions in specialty packaging and merchandising. "Chesapeake is the largest North American producer of temporary and permanent point-of-purchase displays, the North American leader for colorful, litho-laminated packaging, a leading European folding carton, leaflet and label supplier, and a local leader in specific U.S. markets for customized, corrugated packaging. Our net sales for 1998 were $950.4 million and our net sales for 1999's first three quarters, ending September 30, are $916.8 million. We are clearly in a strong position to make the combination of our two businesses successful."

Chesapeake Corporation, headquartered in Richmond, Va., is primarily engaged in the manufacturing and sale of a specialty packaging and point-of-purchase displays. Chesapeake has over 40 locations in North America, Europe and Asia. Chesapeake's net sales in 1998 were $950.4 million. Chesapeake's website is www.cskcorp.com.

                                       ###

This news release, including comments by Thomas H. Johnson, contains forward-looking statements that are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The accuracy of such statements is subject to a number of risks, uncertainties, and assumptions that may cause Chesapeake's actual results to differ materially from those expressed in the forward-looking statements including, but not limited to: competitive products and pricing; production costs, particularly for raw materials such as corrugated box and display materials; fluctuations in demand; government policies and regulations affecting the environment; interest rates; currency translation movements; Year 2000 compliance issues; and other risks that are detailed from time to time in reports filed by the Company with the Securities and Exchange Commission.

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     FOR MEDIA RELATIONS, CALL:         FOR INVESTOR RELATIONS, CALL:
     Molly Remes                        William Tolley/Joel Mostrom
     804-697-1110                       804-697-1157/804-697-1147

                           Joele Frank or Andy Brimmer
                           Abernathy MacGregor Frank
                           212-371-5999

                              Page 33 of 44 Pages